UNITED STATES             OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 4)

                        Starrett Corporation
                           (Name of Issuer)

               Common Stock, par value $1.00 per share
                    (Title of Class of Securities)

                             855 677 100
                            (CUSIP Number)

                             Oded Aboodi
                     1285 Avenue of the Americas
                       New York, New York 10019
                            (212) 641-5111
   (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                           June 26, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  \ \

Check the following box if a fee is being paid with this statement \ \. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                       SCHEDULE 13D



CUSIP No.  855 677 100
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ODED ABOODI (###-##-####)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) \X\

                                                          (b) \ \

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                    \  \

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
NUMBER OF SHARES BENEFICIALLY OWNED BY?  EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER

     387,360

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

     387,360

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,360

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  \ \

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%

14   TYPE OF REPORTING PERSON*

     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION





SCHEDULE 13D

CUSIP No.  855 677 100
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OEA PARTNERS  (22-240-9314)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) \X\

                                                          (b) \ \

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      \ \

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY?  EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER

     50,000

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

     50,000

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  \ \

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.8%

14   TYPE OF REPORTING PERSON*

          PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


SCHEDULE 13D

CUSIP No.  855 677 100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KADIMA PARTNERS (22-276496)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)\ \

                                                           (b)\ \

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                     \ \

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY?  EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER

     308,760

8    SHARED VOTING POWER


9    SOLE DISPOSITIVE POWER

     308,760

10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     308,760

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  \ \

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
14   TYPE OF REPORTING PERSON*

     PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION



          This Amendment to Schedule 13D is being filed on behalf of Oded Aboodi, OEA Partners and Kadima Partners, and amends the Schedule 13D dated January 18, 1989, as heretofore amended, relating to shares of Common Stock, $1.00 par value ("Common Stock") of Starrett Corporation, a New York corporation, 909 Third Avenue, New York, New York 10022, as set forth below.
          The purpose of this filing is to report that Paul Milstein, Henry Benach, Oded Aboodi and Irving Fischer (the "Shareholders") and Starrett Acquisition, Inc., a New York corporation ("Acquisition") have entered into an agreement relating to the proposed merger between Acquisition and the Company.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended as follows:
          On June 26, 1997, the Shareholders entered into an agreement (the "Agreement") with Acquisition relating to a proposed merger (the "Merger") between the Company and Acquisition pursuant to which all shareholders of the Company will receive a cash payment of $12.25 per share. The Agreement contains, among other things, a timetable for the negotiation and consummation of the Merger, transfer restrictions relating to the Common Stock held by the Shareholders, and an agreement by the Shareholders to vote their shares of the Company's Common Stock in favor of the Merger, grants Acquisition an option to purchase the Shareholders' Common Stock under certain circumstances in which event, if such option is exercised, Acquisition would be obliged to make an all cash tender offer for all outstanding shares of the Company's Common Stock at $12.25 per share, and gives the Shareholders a put of their shares of Common Stock to Acquisition under certain circumstances.


Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
     On June 26, 1997 the Shareholders and Acquisition entered into the Agreement relating to the proposed Merger.

Item 7.   Material to be Filed as Exhibits.

          This amendment includes the following exhibit:
          - Agreement dated June 26, 1997 between Shareholders and
          Acquisition.


SIGNATURE
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.
DATED:  June 30, 1997


                          /s/Oded Aboodi
                         Oded Aboodi


                         KADIMA PARTNERS

                         By:/s/Oded Aboodi
                            Oded Aboodi
                            General Partner


                         OEA PARTNERS

                         By:/s/Oded Aboodi
                            Oded Aboodi
                            General Partner





EXHIBIT                                                  *6/26/97*


     AGREEMENT, dated as of June 26, 1997, among PAUL MILSTEIN ("Milstein"), HENRY BENACH ("Benach"), IRVING FISCHER ("Fischer") and ODED ABOODI ("Aboodi"), each a shareholder of Starrett Corporation, a New York corporation ("Starrett," and Milstein, Benach, Fischer and Aboodi collectively being referred to herein as the "Shareholders"), and STARRETT ACQUISITION, INC., a New York corporation ("Acquisition").

     WHEREAS, Starrett is in the process of negotiating a merger with Acquisition and another corporation controlled by Jacob A. Frydman, pursuant to which each outstanding share of Starrett's common stock, par value $1.00 per share (the "Starrett Common Stock"), shall be exchanged for $12.25 in cash (the "Merger") and the surviving corporation in the Merger shall purchase for $2,000,000 Milstein's 35% equity interests in Gateway Estates Joint Venture, a New York joint venture (the "Milstein Interests");

     WHEREAS, the Merger shall be effected through an agreement and plan of merger (the "Merger Agreement") to be negotiated by Starrett and Acquisition which will provide for the Merger and the purchase of the Milstein Interests and contain representations, warranties, covenants and conditions of the constituent corporations customary for transactions of this nature, including but not limited to opinions of counsel, certificates of officers, approvals of shareholders, receipt of a reasonably acceptable commitment for Acquisition's financing within 40 days following the execution and delivery of this Agreement, the right of Acquisition to conduct a complete business, legal and financial due diligence investigation of Starrett (the "Due Diligence Investigation") within 40 days following the execution and delivery of this Agreement, a customary no-shop provision binding on Starrett, a break-up fee payable by Starrett as provided in Section 2(f) hereof and (without duplication) a break-up fee payable by Starrett of $5 million plus Acquisition's expenses in connection with the Merger (not to exceed $300,000) in the event that a closing does not take place under the Merger Agreement by reason of a wilful breach by Starrett of certain of its covenants;

     WHEREAS, Milstein and the entities listed on Schedule A (the
"Milstein Group") collectively own 2,153,386  shares of the Starrett
Common Stock;

     WHEREAS, Benach is the owner of 690,248 shares of the Starrett
Common Stock;

     WHEREAS, Fischer is the owner of 72,040 shares of the Starrett
Common Stock;

     WHEREAS, Aboodi and the entities listed on Schedule B (the
"Aboodi Group") collectively own 387,360 shares of the Starrett Common Stock (the shares of Starrett Common Stock owned by the Milstein Group, Benach, Fischer and the Aboodi Group are collectively referred to as the "Shares");

     WHEREAS, the Shareholders are executing this Agreement as an inducement to Acquisition and its affiliates to facilitate the Merger and the financing thereof.

     NOW, THEREFORE, the parties hereby agree as follows:

     SECTION 1.          Agreement to Vote Shares.  Each of the
                    Shareholders agrees, and Milstein and Aboodi respectively agree to cause the other members of the Milstein Group and the Aboodi Group respectively, to vote the Shares and any other shares of Starrett Common Stock which he or they, directly or indirectly, control, at any meeting or in connection with any written consent of Starrett shareholders (a) in favor of the Merger,
                    (b) in favor of the Merger Agreement, (c) against any other transaction, including any merger, sale or other business combination between Starrett and any other person or entity, or any other action which would make it impractical for Starrett to effect the Merger, and (d) against any amendment of Starrett's Certificate of Incorporation or By-laws or other proposal or transaction involving Starrett or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Starrett under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     SECTION 2.       Option to Purchase Shares and Interests.

     a. Grant of Option. Each of the Shareholders grants, and Milstein and Aboodi respectively agree to cause the other members of the Milstein Group and the Aboodi Group respectively to grant, to Acquisition an exclusive and irrevocable option to purchase all of the Shares owned by him or them, and Milstein grants to Acquisition an exclusive and irrevocable option to purchase all of the Milstein Interests (collectively, the "Option"), at the exercise price specified in subsection (b) hereof, during the period and subject to the conditions to exercise specified in subsection (c) hereof.

     b. Exercise Price. The exercise price for the Shares subject to the Option shall be $12.25 per share. The aggregate exercise price for the Milstein Interests subject to the Option shall be $2,000,000.

     c.     Exercise of Options.

          (i) The Option is exercisable solely upon (w) a termination of the Merger Agreement because of a breach by Starrett of any of its covenants under the Merger Agreement; (x) a termination of the Merger Agreement by Starrett as may be required pursuant to the fiduciary duties of Starrett's Board of Directors in accordance with the New York Business Corporation Law; (y) a tender offer to the shareholders of Starrett by a party other than Acquisition, an affiliate of Acquisition, the Shareholders or their affiliates, to purchase the outstanding shares of Starrett Common Stock for a purchase price in excess of $12.25 per share in cash; or (z) a termination of the Merger Agreement because of the failure of two-thirds of the then outstanding shares of Starrett Common Stock to be voted in favor of the Merger (each, an "Exercise Event"), and if exercisable, may be exercised at any time prior to the Expiration Date (as defined below); provided that the Option must be exercised in whole with respect to all of the Shares and Milstein Interests, and not in part.

          (ii) The "Expiration Date" shall be 10 business days after the occurrence of an Exercise Event.

          (iii) To exercise the Option, Acquisition shall, prior to the Expiration Date, send a written notice (a "Notice of Exercise") to the Shareholders specifying the date of the closing (the "Closing") of the purchase (which date shall be no earlier than five nor later than ten business days after the date such Notice is received by Milstein), together with a good faith deposit of $5 million paid by check payable to Milstein on account of the exercise price; provided that, if Acquisition has sent a Notice of Exercise prior to the Expiration Date, the Closing shall be extended during the pendency of any legal action or proceeding which has enjoined the Closing, until 15 days after the date such injunction is no longer pending, but in no event for a period of more than 60 days. The Closing shall take place at 10:00 a.m. at the offices of Frydman & Company on the date specified in such Notice, subject to such extension. If the Closing shall not take place because such injunction is pending for a period of more than 60 days, the Shareholders shall promptly return to Acquisition the $5 million good faith deposit and this Agreement shall terminate.

          (iv) At the Closing, Acquisition shall wire transfer in accordance with Schedule C hereto the amount determined by multiplying the number of Shares by $12.25, less the $5 million good faith deposit. With respect to the Milstein Interests, at the Closing Acquisition shall wire transfer to the account of Milstein the sum of
$2,000,000.   At the Closing, each of the Shareholders shall deliver
to Acquisition certificates representing all of the Shares owned by him, or in the case of Milstein or Aboodi, all of the Shares owned by the Milstein Group and the Aboodi Group respectively, duly endorsed in blank or accompanied by stock powers executed in blank, and with all necessary transfer taxes paid, and Milstein shall deliver to Acquisition evidence of the transfer of all of the Milstein Interests.

     d. Put of Shares to Acquisition. If a party other than Acquisition, an affiliate of Acquisition, the Shareholders or their affiliates make a tender offer to the shareholders of Starrett to purchase the outstanding shares of Starrett Common Stock for a purchase price in excess of $12.25 per share in cash, and such tender offer occurs prior to Acquisition's exercise of the Option and prior to the Merger, the Shareholders shall have the option to require Acquisition to purchase the Shares for a purchase price of $12.25 per share in cash, and Milstein shall have the option to require Acquisition to purchase the Milstein Interests for a purchase price of $2,000,000 in cash (together, the "Put"); provided, however, that the Put of the Shares and the Milstein Interests must cover all of the Shares and the Milstein Interests, and may not be made in part, and the Put shall be void and of no effect if prior to the expiration of the 40-day Due Diligence Investigation period Acquisition gives notice to the Shareholders terminating the Merger Agreement and this Agreement. To exercise the Put, the Shareholders shall send a written notice (the "Put Notice of Exercise") to Acquisition specifying the date of the closing (the "Put Closing") of the purchase (which shall be no earlier than five nor later than ten business days after the date the Put Notice of Exercise is received by Acquisition, but in no event earlier than the expiration of the 40-day Due Diligence Investigation period). The Put Closing shall take place at 10:00 a.m. at the office of Frydman & Company on the date specified in such Put Notice of Exercise.

     e. Post Closing Covenant. Acquisition agrees that in the event that the Option is exercised in accordance with
          Section 2 hereof and provided that no Merger shall have occurred prior thereto, it will within 90 days after the Closing make a tender offer to the remaining shareholders of Starrett to purchase all their shares of Starrett Common Stock at a price of $12.25 per share in cash, which tender offer shall be consummated within 60 days after the commencement of the tender offer; provided that such 60-day period shall be extended for the number of days that any administrative or judicial order prohibits or enjoins the consummation of the tender offer. Acquisition further agrees that upon the exercise of the Option and until the Merger or consummation of such tender offer, Acquisition will (i) continue to operate Starrett in the ordinary course of business; (ii) not transfer the Shares; and (iii) operate Starrett so that (A) there is no "business combination" (as such term is used in Section 912(a)(5) of the New York Business Corporation Law) with any person or entity who at any time from and after the date hereof is an associate or affiliate of Acquisition and (B) there is no payment by Starrett of material compensation to, or entering into by Starrett of a material transaction or business relationship (not described in clause (A) above), or any commitment for any such compensation, transaction or relationship, with Acquisition or any associate or affiliate of Acquisition unless such compensation, transaction, relationship or commitment is unanimously approved by the Starrett Board of Directors, which Board of Directors shall at the time of such approval contain at least two independent directors (as such term is used in the American Stock Exchange Listing Standards and Requirements).

     f. Termination of Option. Notwithstanding, the foregoing provisions of Sections 2(a), (d) and (e), if a tender offer is made to the shareholders of Starrett by a party other than Acquisition, an affiliate of Acquisition, the Shareholders or their affiliates, to purchase the outstanding shares of Starrett Common Stock for a purchase price in excess of $12.25 per share in cash, and if the Board of Directors of Starrett recommends to its shareholders the acceptance of such tender offer, the Option and the Put shall terminate and (i) the Shareholders shall cause Starrett to pay to Acquisition a break-up fee of $2.5 million plus $500,000 on account of Acquisition's expenses in connection with the Merger and (ii) the Shareholders shall pay to Acquisition an additional break-up fee in the amount of the greater of (I) $2.25 million or (II) the product of the number of Shares owned by the Shareholders and the difference between the net tender offer price per share in such tender offer and $12.25. Such payments shall be made contemporaneously with said recommendation of Starrett's Board of Directors; provided that if the product set forth in clause (ii) (II) exceeds $2.25 million, $2.25 million shall be paid by the Shareholders at such time and any excess shall be paid by the Shareholders contemporaneously with the payment of the net tender offer price per share in such tender offer to the Shareholders. Other than the provisions of this Section 2(f), this Agreement and the Merger Agreement shall terminate upon the termination of the Option and the Put, except that the obligation of Starrett to make the payments described in this Section 2(f) shall survive such termination.

     SECTION 3.       Letter of Credit.  Acquisition agrees, upon the
                    execution and delivery of this Agreement, to deliver to the Shareholders an irrevocable stand-by letter of credit in the amount of $5 million, which letter of credit shall be drawn on a bank located in New York City reasonably acceptable to the Shareholders which shall provide that (a) if Acquisition does not consummate the Merger in accordance with the Merger Agreement, other than by reason of any conditions to the obligation of Acquisition consummating the Merger under the Merger Agreement failing to be satisfied other than through the fault of Acquisition, or (b) Acquisition breaches its obligation to purchase the Shares and the Milstein Interests pursuant to the Put provided for in Section 2(d), or (c) Acquisition breaches its post-closing covenant provided for in Section 2(e), the Shareholders (for the benefit of themselves or their designees) shall have the right immediately to draw down such letter of credit. If the Merger Agreement has not been executed and delivered by Starrett or Acquisition within 10 business days of the date hereof, or if the Merger Agreement has been so executed and delivered, but all of the conditions to the obligation of Acquisition consummating the Merger under the Merger Agreement (other than the approval of two-thirds of the shares of Starrett Common Stock and other than through the fault of Acquisition) have not been satisfied or waived prior to October 31, 1997 and the Merger Agreement has terminated, the letter of credit shall terminate and may not be drawn down on. Furthermore, the letter of credit shall terminate and may not be drawn down on if any of the following events occurs: (a) failure of the Board of Directors of Starrett to approve the execution and delivery of the Merger Agreement; (b) failure to occur of the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") prior to October 31, 1997 other than by reason of Acquisition's breach of its obligations under the Merger Agreement with respect thereto; (c) termination of the Merger Agreement by Acquisition, in its sole discretion and after notice to Starrett, on or prior to the last day of the 40-day Due Diligence Investigation period; (d) failure of the Shareholders to deliver the Shares in the event that Acquisition exercises the Option pursuant to
                    Section 2 hereof; (e) the occurrence of the Expiration Date without the Option having been exercised, provided that the Merger Agreement has terminated; or (f) if the Option has been exercised, August 10, 1998.

     SECTION 4        Covenants.  Each of Benach and Fischer agree,
                    and each of Milstein and Aboodi agree on behalf of themselves and the members of the Milstein Group and the Aboodi Group respectively, that:

     a. He or they shall not, except consistent with the terms of this Agreement, (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein, (iii) take any other action that would in any way restrict, limit or interfere with the performance of their obligations hereunder or the transactions contemplated hereby, or (iv) grant any proxies or powers of attorney with respect to any of the Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to such Shares. Notwithstanding the foregoing, members of the Milstein Group and the Aboodi Group may transfer their Shares to other members of the Milstein Group and the Aboodi Group, respectively, or in the case of the Milstein Group, other members of the Milstein family, trusts or estates for their benefits or foundations controlled by them, subject to such transferees becoming parties to and bound by all of the terms of this Agreement.

     b. Solely in their capacities as shareholders of Starrett, and not in any fiduciary capacity, he or they shall not, nor shall they permit any investment banker, attorney or other adviser or representative retained or engaged by them to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any takeover proposal; (ii) participate in any substantive discussions or negotiations regarding, or furnish to any person any substantive information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal; or (iii) agree to or endorse an acquisition transaction with any person (other than Acquisition or its affiliates) or any agreement, arrangement or understanding with respect to any such acquisition transaction or which would require Starrett to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement. Notwithstanding the foregoing, any action by an investment banker, attorney, or other adviser or representative of Starrett, or by an officer or director of Starrett (including action by the Shareholders acting in such fiduciary capacity), on behalf of Starrett and not on behalf of the Shareholders, which would be a violation of the preceding sentence if taken by the Shareholders in their capacity as Shareholders, shall not be deemed a violation of this Section 4(b) by the Shareholders; and

     c. He or they will not enter into any transaction, take any action, or directly or indirectly cause any event to occur that would result in any of the representations or warranties of the Shareholders herein contained not being true and correct at and as of the time immediately after the occurrence of such transaction, action or event.

     SECTION 5.       Representations and Warranties.  Each of Benach
                    and Fischer represent and warrant, and each of Milstein and Aboodi represent and warrant on behalf of themselves and the members of the Milstein Group and the Aboodi Group respectively, that:

     a. Except as otherwise set forth on Schedule C, he or they are the record and beneficial owners of the Shares set forth on Schedule C and, except for the Shares, he or they are not the record or beneficial owner of any shares of Starrett Common Stock.

     b. This Agreement has been duly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms. Neither the execution and delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which such Shareholder is a party or bound or to which the Shares are subject. Consummation by such Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to such Shareholder or the Shares, except for any filing under the HSR Act and the filing of an amendments to the Schedules
          13D filed by such Shareholder with respect to the Starrett
          Common Stock.

     c. The Shares owned by him or them and the certificates representing such Shares are now and at all times during the term hereof will be held by such Shareholder, members of the Milstein Group or members of the Aboodi Group, as the case may be, or by a nominee or custodian for his or their benefit, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

     d. No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Shareholder.

     e. Neither such Shareholder and, in the case of each of Milstein and Aboodi, no member of the Milstein Group or the Aboodi Group respectively, is a resident of a state having community property laws.

     SECTION 6.       Certain Events.  Each of Benach and Fischer
                    agree, and each of Milstein and Aboodi agree on behalf of themselves and the members of the Milstein Group and the Aboodi Group respectively agree, that this Agreement and the obligations hereunder shall attach to the Shares owned by him or them and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such person's heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Starrett affecting the Starrett Common Stock, or the acquisition of additional shares of Starrett Common Stock or other voting securities of Starrett by such Shareholder, this Agreement and the obligations hereunder shall attach to any additional shares of Starrett Common Stock or other voting securities of Starrett issued to or acquired by such Shareholder. In the event of a stock dividend or distribution, or any change in Starrett Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

     SECTION 7.       Further Assurances.  The Shareholders and
                    Acquisition shall, upon request of the other, execute and deliver any additional documents and take such further actions as may reasonably be deemed by the Shareholders or Acquisition to be necessary or desirable to carry out the provisions hereof.

     SECTION 8.       Termination.  This Agreement shall terminate if
                    the Merger Agreement is not executed within ten business days of the date hereof for any reason, and shall terminate on the earliest of (i) the consummation of the Merger, (ii) the termination of the last period of time during which Acquisition could have exercised the Option pursuant to Section 2, provided that if Acquisition has exercised the Option pursuant to
                    Section 2, the obligations of Acquisition under
                    Section 2(e) of this Agreement shall survive its termination, or (iii) termination of the Merger Agreement other than for reasons set forth in subsections (w), (x), (y) and (z) of Section 2(c)(i) hereof.

     SECTION 9.       Agreements and Representations of Shareholders.
                    As among the Shareholders, the agreement or representation of a Shareholder shall constitute an agreement or representation of such Shareholder individually and severally, not jointly, and shall not constitute an agreement or representation by such Shareholder on the part of the other Shareholders, except that the agreement or representation of Milstein or Aboodi on behalf of the Milstein Group or the Aboodi Group shall be the agreement or representation of Milstein or Aboodi and his respective Group jointly.

     SECTION 10.      Miscellaneous.

     a. All communication under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          If to Acquisition:
          111 Fulton Street
          New York, New York 10038
          (212) 732-0300

          with a copy to:
          Edward H. Cohen, Esq.
          Rosenman & Colin LLP
          575 Madison Avenue
          New York, New York 10022
          (212) 940-8580


          If to the Shareholders:
          c/o Paul Milstein
          1271 Avenue of the Americas
          New York, New York  10020
          (212) 708-0800

          with a copy to:
          Edwin Petz
          Milstein Properties
          1271 Avenue of the Americas
          New York, New York 10020
          (212) 708-0800

          and

          Peter G. Samuels, Esq.
          Proskauer Rose LLP
          1585 Broadway
          New York, New York
          (212) 969-3000

     b. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     c. This Agreement constitutes the entire agreement relating to the subject matter covered herein, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

     d. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     e. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except by laws of descent and except as provided in Section 4(a).

     f. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

     g. The Shareholders each agree that irreparable damage would occur and that Acquisition would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Acquisition shall be entitled to an injunction or injunctions to prevent breaches by any Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court, in addition to any other remedy to which he is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of New York or any New York state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and
          (iii) agrees that such party will not bring any action relating to this Agreement of any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of New York or a New York state court.

     h. No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.




Paul Milstein


Henry Benach


Irving Fischer


Oded Aboodi

STARRETT ACQUISITION, INC.

By:
    Jacob Frydman
    President







                        SCHEDULE A

                       MILSTEIN GROUP


                        PIM Holding
                     Bradley Associates
                     Builtland Partners
                        SVM Holding
                     Milstein Foundation
                    Milstein Non Reporting








                         SCHEDULE B

                        ABOODI GROUP


                        OEA Partners
                       Kadima Partners








                          SCHEDULE C


Shareholder or Member of Group               Number of Shares Owned

Henry Benach                                 586,196

Irving Fischer                                71,000

Paul Milstein                                303,000

PIM Holding

Bradley Associates

Builtland Partners

SVM Holding

Milstein Foundation

Milstein Non Reporting

Oded Aboodi                                   28,600

OEA Partners

Kadima Partners